SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
03/18/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,301,628

8. SHARED VOTING POWER
256,634

9. SOLE DISPOSITIVE POWER
1,301,628
_______________________________________________________

10. SHARED DISPOSITIVE POWER
256,634

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,558,262 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
18.87%

14. TYPE OF REPORTING PERSON

IA

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,301,628

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,301,628
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,301,628 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
15.76%

14. TYPE OF REPORTING PERSON

IC
____________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,301,628

8. SHARED VOTING POWER
256,634

9. SOLE DISPOSITIVE POWER
1,301,628
_______________________________________________________

10. SHARED DISPOSITIVE POWER
256,634

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,558,262 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
18.87%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,301,628

8. SHARED VOTING POWER
256,634

9. SOLE DISPOSITIVE POWER
1,301,628
_______________________________________________________

10. SHARED DISPOSITIVE POWER
256,634

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,558,262 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
18.87%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,301,628

8. SHARED VOTING POWER
256,634

9. SOLE DISPOSITIVE POWER
1,301,628
_______________________________________________________

10. SHARED DISPOSITIVE POWER
256,634

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,558,262 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
18.87%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #11 to the schedule 13d filed September 25, 2015. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Standstill Agreement.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on January 29, 2016, there were 8,259,517 shares of common stock outstanding as of November 30, 2015. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of March 18, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,558,262 shares of FAV (representing 18.87% of FAV's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 1,558,262 shares of FAV include 1,301,628 shares (representing 15.76% of FAV's outstanding shares) that are owned by the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Bulldog Investors General Partnership, Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds").
Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 1,558,262 shares of FAV beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 256,634 shares (representing 3.11% of FAV's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 1,301,628 shares. Bulldog Investors, LLC has shared power to dispose of and vote 256,634 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of FAV's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 3/3/16 the following shares of FAV were purchased:

Date:		        Shares:		Price:
03/03/16		4,295		8.1117
03/04/16		9,200		8.2063
03/07/16		3,600		8.2317
03/08/16		4,002		8.1870
03/09/16		8,700		8.1966
03/10/16		2,302		8.2198
03/11/16		33,160		8.3331




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See Exhibit A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/21/2016

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

                          STANDSTILL AGREEMENT

   This Standstill Agreement (the "Agreement") is made and entered into effective as of the 18 day of March, 2016 by and among First Trust Dividend and Income Fund (together with its successors and assigns, the "Fund"), its investment adviser, First Trust Advisors L.P. ("First Trust") and Bulldog Investors, LLC, a Delaware limited liability company having a place of business at Park 80 West-Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, New Jersey ("Bulldog Investors," together with the Fund and First Trust, the "parties" and each, individually, a "party") and any of its members, officers, and employees (collectively, "Representatives").

   WHEREAS, certain funds and/or accounts managed by Bulldog Investors are shareholders of the Fund;

   WHEREAS, the Fund and Bulldog Investors have entered into a letter agreement regarding non-disclosure and confidentiality matters relating to the Fund dated March 11, 2016 (the "Non Disclosure Agreement");

   WHEREAS, the Fund's Board of Trustees ("Board") has approved a plan to reorganize the Fund into an existing exchange-traded fund subject to required approvals, including approval by shareholders as described below;

   NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

	1.	Nomination and Proposal Letter.  Mr. Phillip Goldstein hereby withdraws his letter to the Fund dated January 15, 2016 as a member of the general partner of Full Value Partners L.P., a private fund managed by Bulldog Investors, which letter advised the Fund of its intent to nominate two nominees for election as trustees of the Fund and to submit a proposal for a vote by the shareholders that "The board of trustees should consider adopting a plan to afford stockholders an opportunity to realize net asset value" at the 2016 annual meeting of shareholders of the Fund (the "Nomination and Proposal Letter") and agrees that neither Bulldog Investors nor any of its Representatives will appear at the 2016 annual meeting of the Fund in person nor bring any matter before such meeting.

	2.	The Fund. The Board of the Fund has approved the Reorganization as defined below. The Fund agrees that it will convene a meeting of shareholders of the Fund (the "Special Meeting") for the purpose of approving the reorganization of the Fund into First Trust High Income ETF ("FTHI"), a series of First Trust Exchange Traded Fund VI (the "Reorganization"), subject to compliance with applicable laws, rules and regulations.

	3.	Bulldog Investors. Bulldog Investors has the power and authority to execute, deliver and perform under this Agreement. Bulldog Investors shall vote or cause to be voted all shares of the Fund and FTHI that Bulldog Investors has the power to vote, direct the vote of, or shares the power to vote, in accordance with the recommendation of the Board with respect to the Reorganization and the recommendations of the Board for nominees to serve as Trustees of the Fund at the 2016 annual meeting of shareholders of the Fund; notwithstanding the foregoing, however, shares of the Fund and FTHI held by Special Opportunities Fund, Inc., and any other closed end investment company managed by Bulldog Investors, may be voted in accordance with one of the methods prescribed in Section 12(d)(1)(E)(iii)(aa) of the Investment Company Act of 1940.

   From the date of this Agreement until December 31, 2017 (the "Restricted Period"), Bulldog Investors shall not, directly or indirectly, with respect to the Fund, FTHI, any successor fund to the Fund or FTHI, or any other investment companies advised by First Trust and included on Schedule A hereto (collectively with the Fund, the "First Trust Funds"): (i) submit any shareholder proposals for the vote or consent (collectively, "vote") of shareholders (whether pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or otherwise) or any proposal for consideration by a First Trust Fund's Board of Trustees; (ii) nominate any candidate for election as a director or trustee; or
(iii) solicit proxies for any shareholder proposals or nominations of candidates for election as directors or trustees. During the Restricted Period, Bulldog Investors shall not, either directly or indirectly, explicitly or implicitly, publicly or privately: (i) encourage, recommend, advise or urge others to put forward shareholder proposals or nominations or make any filings with respect to directors or trustees of, or any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving, a First Trust Fund; (ii) indicate support or approval for any shareholder proposals or nominations relating to a First Trust Fund (other than voting); (iii) solicit or encourage others or join or participate in any group to vote against any matter recommended by a First Trust Fund's Board of Trustees; (iv) otherwise act, alone or in concert with others, to seek to influence or control the management, the Board of Trustees or policies of a First Trust Fund; or (v) threaten to bring or bring suit against the Fund, FTHI, or each of their respective Boards of Trustees or First Trust with respect to the proposed Reorganization, other than for alleged violations of this Agreement and the Non Disclosure Agreement. No provision of this Agreement shall be construed to prohibit Bulldog Investors from communicating to others that, other than with respect to the Reorganization or the 2016 annual meeting of shareholders of the Fund, this Agreement does not require Bulldog Investors to vote shares in a manner other than in its sole discretion.

   It is agreed and understood by the parties hereto, and Bulldog Investors hereby represents, warrants and covenants that, it has the power and authority to vote, direct the vote of, or shares the power to vote the shares of the Fund held by the members of the "Bulldog Investors Group of Funds" (as identified in that Schedule 13D/A relating to shares of the Fund, filed by Bulldog Investors on March 3, 2016), and that Bulldog Investors will perform its obligations under this Section 3 with respect to itself, all of the members of the Bulldog Investors Group of Funds and any other clients of Bulldog Investors or entities over which Bulldog Investors exercises control.

   If the closing date of the Reorganization has not occurred on or prior to October 31, 2016, the obligations of Bulldog Investors pursuant to Section 3 of this Agreement shall be null and void and of no further force and effect.

	4.	Public Announcement.  Within three business days of the date of this Agreement, the Fund shall announce publicly its intention to submit the Reorganization proposal to a shareholder vote. Subject to Bulldog Investors' approval, which shall not be unreasonably denied, such public announcement may disclose Bulldog Investors' agreement to vote with respect to the Reorganization as set forth in Section 3 of this Agreement. The restrictions set forth in Sections 2 through 6 of the Non Disclosure Agreement shall terminate upon issuance of the public announcement.

	5.	No Disparagement. During the Restricted Period, each party, and their respective officers, directors and trustees, and any First Trust Fund's investment adviser and its members, agents and employees, shall refrain from directly or indirectly disparaging or impugning, or taking any action reasonably likely to damage or impugn, the reputation of the other parties hereto or the Board, officers or investment adviser of a First Trust Fund. The foregoing shall not apply to any compelled testimony or production of information, by legal process, subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

	6.	Confidentiality. For the period from the date of this Agreement ending on the date the Fund makes the public announcement pursuant to Section 4 of this Agreement, other than announcements made by the Fund or otherwise made public by the Fund, in all cases as the Fund reasonably believes to be required by applicable laws, rules or regulations, all terms and provisions of this Agreement shall remain confidential; provided, however, that any party hereto, any member of the Fund's Board, the Fund's officers, the Fund's investment adviser or Bulldog Investors, may make disclosure necessary to comply with all applicable laws, rules or regulations, including applicable rules of any regulatory or self regulatory body having jurisdiction over any such person, or legal process including but not limited to deposition, interrogatory, civil investigation, demand or similar process, subject to the provisions of the immediately succeeding paragraph and including in particular by reason of federal securities law requirements in connection with Bulldog Investors'
Schedule 13D filing requirements.

   For the period set forth in the immediately preceding paragraph, in the event that any party to this Agreement or such other person described in the immediately preceding paragraph is requested or required to disclose any information regarding matters covered by this Agreement not already in the public domain (the "Information"), such person, if permitted, shall provide the other party with prompt written notice of such request or requirement so that such notified person may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver the disclosing party is nonetheless, in the opinion of its counsel, compelled by law or regulation to disclose some or all of the Information, the party required to make such disclosure may, without liability hereunder, disclose only that portion of the Information which such counsel advises is required by law or regulation to be disclosed, provided that the disclosing party exercises reasonable efforts to preserve the confidentiality of the Information, including, without limitation, by cooperating with the person seeking to protect the Information to obtain an appropriate protective order; provided, however, that all costs (including any reasonable legal fees incurred by the disclosing party) that relate to obtaining such protective order shall be borne by the person seeking to keep such Information confidential.

	7.	Notices. Any notices and other communications hereunder shall be delivered by email or facsimile, with a copy by personal delivery, overnight delivery or ordinary mail, directed as follows:

If to the Fund or to First Trust to:

First Trust Dividend and Income Fund
c/o First Trust Advisors L.P.
120 East Liberty Drive, Suite 400
Wheaton, Illinois  60187
Attention:  W. Scott Jardine, Esq.
Email:  sjardine@ftportfolios.com
Phone:  (630) 765-8000
Facsimile:  (630) 517-7504

With a copy to (which copy shall not constitute notice):

Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois  60603
Attention:  Eric F. Fess
Email:  fess@chapman.com
Phone:  (312) 845-3000
Facsimile:  (312) 701-2361

To Bulldog Investors, by delivery to:

Phillip Goldstein
Bulldog Investors, LLC
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
Email:  pgoldstein@bulldoginvestors.com
Phone:  (201) 556-0092
Facsimile:  (201) 556-0097

With copies to:

Stephanie Darling
General Counsel and Chief Compliance Officer
Bulldog Investors, LLC
250 Pehle Ave., Suite 708
Saddle Brook, NJ 07663
Email:  sdarling@bulldoginvestors.com
Phone:  (201) 881-7109
Facsimile: (201) 556-0097

   Such addresses may be changed from time to time by means of a notice given in the manner provided above. Delivery for all notices and other communications (other than legal process) hereunder shall be deemed effective upon receipt of such communication by personal delivery, overnight delivery or mail. Delivery solely to outside counsel shall not constitute duly given notice to any party hereto.

	8.	Enforcement. The parties agree that breach of this Agreement may cause immediate and irreparable harm and that, in the event of breach or threatened breach of this Agreement, each party shall be entitled to seek injunctive and other equitable relief without proof of actual damages in addition to any other remedies as may be available at law or in equity. Each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to either party at law or in equity.

	9.	No Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and permitted assigns. Neither this Agreement nor any of the benefits of this Agreement shall be assigned by a party without the prior written consent of the other parties hereto. No person not a party to this Agreement shall have any rights, benefits or obligations hereunder.

	10.	Amendments. No amendments, changes or modifications may be made to this Agreement without the express prior written consent of each of the parties hereto.

	11.	Invalidity. If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

	12.	No Waiver. No failure or delay by a party in exercising any
right hereunder or any partial exercise thereof shall operate as a waiver thereof or preclude any other or further exercise of any right hereunder. No waiver, express or implied, by any party of any breach or default by any other party in the performance by the other party of its obligations under this Agreement shall be deemed or construed to be a waiver of any other breach or default, whether prior, subsequent, or contemporaneous, under this Agreement. Any waiver must be in writing and executed by the party against whom the waiver is sought to be charged.

	13.	Counterparts. This Agreement may be executed in counterparts each of which shall be deemed an original, and when taken together all such counterparts shall be deemed to constitute one and the same document.

	14.	Applicable Law. This Agreement shall be governed by and
construed in accordance with the laws of the State of New York, without giving effect to applicable principles of conflicts of law or choice of laws of any state. In the event of any litigation between the parties concerning this Agreement, it is agreed that the venue shall be determined by the defendant and the prevailing party in any such litigation, as determined in a judgment by the court, shall be entitled to recover its fees and expenses relating to such litigation, including, but not limited to, court costs, reasonable attorney's fees, witness fees, expert fees and applicable travel expenses.

	15.	Headings. The section headings contained in this Agreement
are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

	16.	Entire Agreement. This Agreement and the Non-Disclosure
Agreement constitute the entire agreements between the parties hereto regarding the subject matter hereof. No representations, warranties, or inducements have been made by any party hereto concerning this Agreement other than those contained and memorialized herein. This Agreement and the Non Disclosure Agreement integrate the whole of their agreements and understandings concerning the same. No prior oral or written representations or understandings concerning the subject matter hereof will operate to amend, supersede or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

        [The remainder of this page left blank intentionally.]


   IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

FIRST TRUST DIVIDEND AND INCOME FUND

By: /s/ James M. Dykas
Name: James M. Dykas
Title:  President and CEO

FIRST TRUST ADVISORS L.P.

By: /s/ Andy Roggensack
Name: Andy Roggensack
Title:  President

BULLDOG INVESTORS, LLC

By:  /s/ Phillip Goldstein
Name: Phillip Golstein
Title:  Member






                                SCHEDULE A

        Investment Companies Advised by First Trust Advisors, L.P.

Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund
(MFD)
First Trust Senior Floating Rate Income Fund II (FCT)
First Trust Energy Income And Growth Fund (FEN)
First Trust Enhanced Equity Income Fund (FFA)
First Trust/Aberdeen Global Opportunity Income Fund (FAM)
First Trust Mortgage Income Fund (FMY)
First Trust Strategic High Income Fund II (FHY)
First Trust/Aberdeen Emerging Opportunity Fund (FEO)
First Trust Specialty Finance and Financial Opportunities Fund (FGB)
First Trust High Income Long/Short Fund (FSD)
First Trust Energy Infrastructure Fund (FIF)
First Trust MLP and Energy Income Fund (FEI)
First Trust Intermediate Duration Preferred & Income Fund (FPF)
First Trust New Opportunities MLP & Energy Fund (FPL)
First Trust Dynamic Europe Equity Income Fund (FDEU)